SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934

                                FirstFlight, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   32025R 10 4
                        --------------------------------
                                 (CUSIP Number)

                                Robert W. Berend
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9602
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2007
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                   Page 1 of 7

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                                                                     Page 2 of 7

1.    NAME OF REPORTING PERSON

      Ronald J. Ricciardi

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

      NUMBER OF                  7.      SOLE VOTING POWER

      SHARES                             1,893,575 shares

      BENEFICIALLY               8.      SHARED VOTING POWER

      OWNED BY                           0 shares

      EACH

      REPORTING                  9.      SOLE DISPOSITIVE POWER

      PERSON                             1,893,575 shares

      WITH                       10.     SHARED DISPOSITIVE POWER

                                         0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,893,575 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%

14.   TYPE OF REPORTING PERSON

      IN

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                                                                     Page 3 of 7

Item 1.  Security and Issuer

      This Statement on Schedule 13D, filed with respect to an event that occurred on April 30, 2007, relates to shares of the Common Stock, $0.001 par value (the "Common Stock"), of FirstFlight, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 236 Sing Sing Road, Elmira-Corning Regional Airport, Horseheads, NY 14845. On April 30, 2007, the Issuer registered the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 2. Identity and Background

      (a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of Ronald J. Ricciardi (the "Reporting Person"). The following table sets forth the name, business address, the principal occupation and the citizenship of the Reporting Person:

      Name:                      Ronald J. Ricciardi

      Business Address:          c/o FirstFlight, Inc.
                                 100 Hangar Road
                                 Scranton/Wilkes-Barre International Airport
                                 Avoca, PA 18641

      Principal Occupation:      The Reporting Person is the Vice Chairman of
                                 the Board of the Issuer, which is an executive officership of the Issuer, and a full-time employee thereof. He also serves the Issuer as a director.

      Citizenship:               United States

      (d) - (e). During the five years prior to the date hereof, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person used his personal funds to purchase the 166,700 shares of the Common Stock and the Investor Warrant in the Issuer's private placement as described in the third paragraph of his response to Item 4 of this
Schedule 13D.

         The Reporting Person acquired 876,875 shares of the Common Stock as a result of the Reverse Merger as described in the first paragraph of his response to Item 4 of this Schedule 13D.

         The other shares which the Reporting Person beneficially owns will be issued to him when and if he exercises the options described in the second paragraph of his response to Item 4 of this Schedule D, which were granted to him in consideration of his services as an executive officer of the Issuer.

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                                                                     Page 4 of 7

Item 4.  Purpose of the Transaction

      The Reporting Person first became a stockholder of the Issuer on August 20, 2004 as a result of the reverse merger (the "Reverse Merger") of FBO Air, Inc., an Arizona corporation, with and into the Issuer (then named Shadows Bend Development, Inc.). He exchanged his shares in the Arizona corporation for 876,875 shares of the Common Stock, giving an investment representation to the Issuer as to the shares. As a result of the Reverse Merger, he became the President, the Chief Executive Officer and a director of the Issuer. A copy of the Agreement and Plan of Merger relating to the Reverse Merger is filed (by incorporation by reference) as Exhibit A to this Schedule 13D and is incorporated herein by this reference.

      The Reporting Person had entered into an Employment Agreement dated as of January 2, 2004 with the Arizona corporation, which was assumed by the Issuer as a result of the Reverse Merger. This Employment Agreement has been amended twice (the Employment Agreement as so amended being hereinafter referred to as the "Ricciardi Employment Agreement"). Pursuant to the Ricciardi Employment Agreement, the Reporting Person is entitled, during each of the first three years of his employment (on and after April 1, 2005), to receive an option to purchase 250,000 shares of the Common Stock at the fair market value of the Common Stock on the respective date of grant. Pursuant to the Ricciardi Employment Agreement, the Reporting Person has received the following grants of options, each to purchase 250,000 shares of the Common Stock: (a) on April 1, 2005, an option expiring March 31, 2010 exercisable at $1.60 per share; (b) as of April 1, 2006, an option expiring March 31, 2011 exercisable at $0.50 per share; and (c) as of April 1, 2007, an option expiring March 31, 2012 exercisable at $0.39 per share. The options described in (b) and (c) were also granted pursuant to the Issuer's Stock Option Plan of 2005 (the "Stock Option Plan"). The Reporting Person was required to deliver an investment representation with respect to each option and the shares underlying each option. Copies of the Ricciardi Employment Agreement and the Stock Option Plan are filed (by incorporation by reference) as Exhibits B, C, D and Exhibit F, respectively, to this Schedule 13D and are incorporated herein by this reference.

      The Reporting Person also participated in the Issuer's private placement which closed on September 1, 2000, acquiring 166,700 shares of the Common Stock and a Warrant expiring August 31, 2011 (the "Investor Warrant") to purchase 100,000 shares of the Common Stock at $1.00 per share. A copy of the form of Investor Warrant is filed (by incorporation by reference) as Exhibit E to this
Schedule 13D and is incorporated herein by this reference.

      On December 12, 2007, the Reporting Person was elected by the Issuer as the Vice Chairman of the Board.

      The Reporting Person currently has no specific plans or proposals which would result in:

            (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board should they occur;


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                                                                     Page 5 of 7

            (e) Any material change in the present capitalization or in the dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

            (h) Causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

            (j) Any action similar to any of those enumerated.

      However, the Reporting Person reserves the right to acquire additional shares of the Common Stock in the open market, upon exercise of warrants and options or otherwise and/or to pursue any of the above items which he deems appropriate. The Reporting Person also reserves the right to sell the shares that such party has purchased or acquired or has the right to purchase, including pursuant to the Issuer's Registration Statement on Form SB-2, File No. 333-138994, under the Securities Act of 1933, as amended (the "Securities Act").

Item 5. Interest in Securities of the Issuer

      (a) The Issuer reported a total of 36,583,987 shares of the Common Stock issued and outstanding as of March 31, 2007. Based on such total, the Reporting Person may be deemed the beneficial owner of 1,893,575 shares of the Common Stock or 5.1% of the outstanding shares. Reference is made to the Reporting Person's response to Item 4 of this Schedule 13D where he reports the Investor Warrant and options granted, including, two pursuant to the Stock Option Plan, for information with respect to the shares of the Common Stock as to which he only has the right to acquire the shares.

      (b) The Reporting Person has the sole power to vote, and the sole power to dispose of (subject to compliance with the Securities Act), of 1,043,575 shares of the Common Stock. A holder of the Investor Warrant and options (whether or not granted pursuant to the Stock Option Plan) does not have the right to vote the underlying shares of the Common Stock until the respective Warrant or option is exercised. Although the Reporting Person may transfer the Investor Warrant subject to compliance with the Securities Act, there is no public market for such security. Options (whether or not granted pursuant to the Stock Option
Plan) are not transferable except to certain family members.

      (c) The Reporting Person had no transactions in the Common Stock during the past 60 days other than as grantee of the option expiring March 31, 2012 described in the response to Item 4 to this Schedule 13D.

      (d) Not applicable.

      (e) Not applicable.

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                                                                     Page 6 of 7

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for agreements with the Issuer described in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships with one or more security holders of the Issuer or any other person with respect to the purchase, holding, voting or disposition of shares of the Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. The Reporting Person has a registration commitment under the Securities Act from the Issuer granted to him, together with the other investors, in the Issuer's private placement in September 2006. The registration commitment relates to the 166,700 shares acquired in such private placement and the 100,000 underlying shares subject to the Investor Warrant as reported in
Item 4 to this Schedule 13D. A copy of the form of Subscription Agreement in which the registration commitment was given by the Issuer is filed (by incorporation by reference) as Exhibit G to this Schedule 13D and is incorporated herein by this reference. The Reporting Person reserves the right to enter into any such contract, arrangement, understanding or relationship as is described in the first sentence of this Item 6 to this Schedule 13D in the future.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A         Copy of Agreement and Plan of Merger dated
                                    as of July 26, 2004 by and between the
                                    Issuer (then named Shadows Bend Development,
                                    Inc.) and FBO Air, Inc., an Arizona
                                    corporation (without schedules) is
                                    incorporated herein by reference to the
                                    Issuer's Current Report on Form 8-K filed on
                                    August 27, 2004.

                  Exhibit B         Copy of Employment Agreement dated as of
                                    January 2, 2004 by and between Ronald J.
                                    Ricciardi and the Issuer (as successor by merger to FBO Air, Inc., an Arizona corporation) is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on October 5, 2004.

                  Exhibit C         Copy of First Amendment effective April 1,
                                    2005 to the Employment Agreement filed as Exhibit B to this Schedule 13D is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on
                                    April 6, 2005.

                  Exhibit D         Copy of Second Amendment to the Employment
                                    Agreement filed as Exhibit B to this
                                    Schedule 13D is incorporated herein by
                                    reference to the Issuer's Annual Report on Form 10-KSB for the fiscal year ended
                                    December 31, 2006.

                  Exhibit E         Form of Warrant expiring August 31, 2001
                                    is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on
                                    September 8, 2006.

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                                                                     Page 7 of 7

                  Exhibit F         Copy of Stock Option Plan of 2005 is
                                    incorporated herein by reference to the
                                    Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

                  Exhibit G         Form of Subscription Agreement (including
                                    registration rights commitment) is
                                    incorporated herein by reference to the
                                    Issuer's Registration Statement on Form
                                    SB-2, File No. 333-138994.

                                   Signatures

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 8, 2007

                                                     /s/ Ronald J. Ricciardi
                                                     -----------------------
                                                         Ronald J. Ricciardi